ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

April 24, 2024

VIA EDGAR

Ms. Kimberly Browning, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Browning:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 234 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on March 1, 2024, relating to AMG TimesSquare Global Small Cap Fund (the “Fund”). The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

1.	Comment: To the extent that the registration statement is incomplete, please confirm that the Trust will provide a complete registration statement in the next registration statement filing.

Response: The Trust confirms that it will file a post-effective amendment (the “485(b) Amendment”) to include material information missing from the 485(a) Amendment.

2.	Comment: If the Trust decline a comment, please say why in the letter along with a detailed analysis of the reason for declining the comment.

Response: The Trust acknowledges the Staff’s comment.

3.

Comment: The Staff notes that all comments are universal and apply to all similar disclosures. The Staff will not repeat a comment in each place that the disclosure appears, and it is incumbent upon the Trust to apply the comment to all similar disclosure.

Response: The Trust acknowledges the Staff’s comment.

4.

Comment: Please provide responses to the Staff’s comments as soon as possible. With respect to any comments that pertain to the Fund’s fee table, expense examples, and portfolio turnover, please provide such responses no less than five business days before the date of effectiveness.

Response: The Trust confirms that it is providing its responses within the timeframes requested by the Staff.

5.

Comment: In the section titled “Summary of the Funds – Fees and Expenses of the Fund,” the introduction to the fee table states, “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.” Please revise this sentence so that it appears in boldface font, per Item 3 of Form N-1A.

Response: The requested change has been made.

6.

Comment: Footnote 1 to the fee table states, “In general, for a period of up to 36 months after the date any amounts are paid, waived or reimbursed by the Investment Manager, the Investment Manager May recover .... ” The phrase “in general” creates ambiguity. Please remove or explain its meaning in the disclosure.

Response: The Trust respectfully submits that the referenced disclosure is an accurate summary of the recoupment provision in the Fund’s expense limitation agreement and that the Investment Manager may only recover amounts that were paid, waived or reimbursed for a period of up to 36 months after the date any such amounts were paid, waived or reimbursed by the Investment Manager. The Trust believes that the use of the phrase “in general” is appropriate in this context because the disclosure is summarizing a longer contractual provision and notes that it has taken this approach partly in response to past comments from the Staff requesting the Trust to shorten the disclosure in this footnote.

7.

Comment: Please disclose that the expense limitation agreement may only be terminated during the one-year period with the approval of the Trust’s Board of Trustees or explain why the current disclosure regarding termination is adequate.

Response: The Trust notes that the contractual expense limitation agreement may only be terminated by mutual agreement between the Investment Manager and the Trust’s Board of Trustees, with exceptions for certain enumerated extraordinary events, namely, in the event the Investment Manager or a successor ceases to be the investment manager of the Fund or a successor fund, or in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund. The Trust believes that the disclosure in footnote 1 to the fee table appropriately describes this termination provision and is adequate.

8.

Comment: The Principal Investment Strategies section states that “TimesSquare considers small cap companies to be those within with market capitalizations at the time of purchase within the range of capitalizations of companies in the MSCI World Small Cap Index. As of [ ], the date of the latest rebalance of the MSCI World Small Cap Index, the range of market capitalizations was $[ ] to $[ ].” Please provide the range 5 business days before the effective date of the registration statement. If this will show a range over $5 billion, please explain supplementally why a company at the top of the range is considered a small capitalization company, taking into account industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.

Response: The Trust has revised the above-reference disclosure as follows:

TimesSquare considers small cap companies to be those within with market capitalizations at the time of purchase within the range of capitalizations of companies in the MSCI World Small Cap Index. As of ~~[ ]~~March 1, 2024, the date of the latest rebalance of the MSCI World Small Cap Index, the range of market capitalizations was $~~[ ]~~31 million to $~~[ ]~~16.609 billion.

The Trust notes that it has the flexibility to adopt a reasonable definition of the term small-cap. The Trust believes that its definition of small-cap companies is reasonable and consistent with wide-spread industry practice to define small-cap securities by reference to an established securities market index that focuses on the small cap sector. Other well- established securities market indexes that focus on the small-cap sector similarly include companies with market capitalizations that are substantially greater than the $5 billion level. For example, the MSCI ACWI Small Cap Index and the Dow Jones U.S. Small- Cap Total Stock Market Index include companies with market capitalizations of up to $13 billion and $15.374 billion, respectively.

9.	Comment: Please disclose information regarding the reconstitution of the MSCI World Small Cap Index in either the Item 4 or Item 9.

Response: The Trust has revised the disclosure in the section “Summary of the Fund – Principal Investment Strategies” as follows:

The Fund primarily invests in U.S. and non-U.S. small cap companies, allocating investments across different countries and regions. TimesSquare considers small cap companies to be those with market capitalizations at the time of purchase within the range of capitalizations of companies in the MSCI World Small Cap Index. As of ~~[ ]~~March 1, 2024, the date of the latest rebalance of the MSCI World Small Cap Index, the range of market capitalizations was

$~~[ ]~~31 million to $~~[ ]~~16.609 billion. This capitalization range will change over time. The Index is rebalanced quarterly. The Fund may continue to hold securities of a portfolio company whose market capitalization subsequently drops below or appreciates above the Fund’s small market capitalization range. Because of this, the Fund may have less than 80% of its net assets in securities of small cap companies at any given time.

10.

Comment: The Staff notes the reference to emerging market countries in the Fund’s principal investment strategy disclosure. Please add disclosure explaining how the Fund determines an issuer to be a foreign issuer or an emerging market issuer. This can be added to the Item 9 disclosure. The Staff notes that the MSCI World Market Index and the MSCI World Market Small Cap Index include developed countries so they should not be the test used for emerging markets.

Response: The Trust respectfully submits that the Fund describes what it considers to be an investment economically tied to a country other than the U.S. under “Summary of the Fund – Principal Investment Strategies.” With respect to emerging market countries, the Trust notes that the Fund’s principal investment strategies do not include an investment policy (minimum or maximum) on the Fund’s investments in emerging market countries. Since a country’s categorization as an emerging markets country is not relevant as to whether the Fund may invest in a security, the Trust believes that adding a test for defining what qualifies as an emerging markets country would add unnecessary complexity to the disclosure without being meaningful to investors.

11.

Comment: The Fund’s principal investment strategy disclosure refers to ADRs, GDRs, and “other depositary receipts”. Please disclose the other depositary receipts that the Fund will use as part of its principal investment strategy along with the attendant risks. These can be added to the Item 4 or Item 9 disclosure.

Response: The Trust notes that the Fund does not invest in depositary receipts as a principal investment strategy. Therefore, the Trust has revised the Fund’s principal investment strategies as follows: “To gain exposure to foreign issuers, the Fund also may invest in ~~American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and other depositary receipts of non-U.S. listed companies and~~ exchange- traded funds.”

12.

Comment: The Fund’s principal investment strategy disclosure states, “With respect to each potential investment, TimesSquare prepares an assessment of ESG indicators, as defined by TimesSquare using widely accepted sustainability standards, third-party data and internal expertise, with a focus on financial materiality.” This disclosure indicates that the Fund uses scores from third party data providers. To the extent the Fund is using specific third party data service providers, they should be identified in Item 4. If there is one primary provider, then that provider should be identified. Please briefly summarize each party, their criteria, and their methodology in the principal investment strategy. More fulsome clarification can go in the in Item 9. If the Fund is not currently using any third party data service providers, please note that for the Staff.

Response: As noted in the disclosure, TimesSquare uses a bottom-up investment process driven by fundamental investment research conducted by its investment analysts. TimesSquare integrates into its fundamental research process an analysis of ESG data, which is just a part of TimesSquare’s overall investment process. The Trust notes that the Fund’s disclosure states, “Except with respect to companies that violate such principles, the results of the Subadviser’s ESG assessment alone will not preclude an investment, and an investment could be made in a company with a poor ESG assessment that meets the Subadviser’s other investment criteria.” Further, in preparing its assessment of ESG indicators, third party data is just one of the inputs used by TimesSquare. Given that the ESG assessment is part of TimesSquare’s overall investment process and that TimesSquare does not rely solely on third-party data or scoring providers in forming its ESG assessment, the Trust does not believe that a summary of the third party data providers’ criteria or methodologies is necessary and could potentially confuse investors as to the significance of third-party data. However, in response to this comment, the Trust will revise the Fund’s disclosure as follows:

With respect to each potential investment, TimesSquare prepares an assessment of ESG indicators, as defined by TimesSquare using widely accepted sustainability standards, third-party data (including MSCI, Inc.) and internal expertise, with a focus on financial materiality.

13.

Comment: Please clarify in the Fund’s principal investment strategy disclosure (in the Item 4) if the screens that that the Fund is using from third party data providers and sustainability standards are applied to all investments.

Response: The Trust confirms that the Subadviser prepares an assessment of ESG indicators for each potential investment, as disclosed in the Fund’s principal investment strategies.

14.	Comment: Please consider disclosing the risks related to third party data providers since criteria used by third parties can differ significantly.

Response: The Trust has revised ESG Investing Risk as marked below:

ESG Investing Risk—because applying the Fund’s ESG investment criteria may result in the selection or exclusion of securities of certain issuers for reasons other than financial performance, the Fund’s investment returns may underperform funds that do not incorporate ESG factors into their investment process. The incorporation of ESG criteria into the investment process may affect the Fund’s investment exposure to certain companies, sectors, regions, countries or types of investments, which could negatively impact the Fund’s performance depending on whether such investments are in or out of favor. Applying ESG criteria to investment decisions is qualitative and subjective by nature, and there is no guarantee that the criteria utilized by the Subadviser or any judgment exercised by the Subadviser will improve the financial performance of the Fund or reflect the beliefs or values of any particular investor. ESG standards differ by region and industry, and a company’s ESG practices or the Subadviser’s assessment of a company’s ESG practices may change over time. The Subadviser’s evaluation of a company also may be dependent on the availability of timely, complete and accurate ESG data reported by issuers and/or third party data providers. Different methodologies may be used by the various issuers and third party sources that provide ESG data, and such ESG data often lacks standardization, consistency and transparency.

ESG Investing Risk. Applying the Fund’s ESG investment criteria may be viewed as providing opportunities for long-term rather than short-term returns, and may result in the selection or exclusion of securities of certain issuers for reasons other than financial performance. As a result, the Fund may forego opportunities to buy certain securities when it might be otherwise advantageous to do so, or sell certain securities when it might be otherwise disadvantageous to do so. ESG investing also carries the risk that the Fund’s investment returns may underperform funds that do not incorporate ESG factors into their investment process. The incorporation of ESG criteria into the investment process may affect the Fund’s investment exposure to certain companies, sectors, regions, countries or types of investments, which could negatively impact the Fund’s performance, depending on whether such investments are in or out of favor. Applying ESG criteria to investment decisions is qualitative and subjective by nature, and there is no guarantee that the criteria utilized by the Subadviser or any judgment exercised by the Subadviser will improve the financial performance of the Fund or reflect the beliefs or values of any particular investor. In evaluating a company, the Subadviser is dependent upon information and data obtained through voluntary ~~or third-party~~ reporting by issuers or reporting by third-party data providers that may be incomplete, inaccurate or unavailable, which could cause the Subadviser to incorrectly assess a company’s ESG practices. Different methodologies may be used by the various data sources that provide ESG data, including the issuers themselves. ESG data from third-party data providers used by the Subadviser often lacks standardization, consistency and transparency. ESG standards differ by region and industry, and a company’s ESG practices or the Subadviser’s assessment of a company’s ESG practices may change over time. The Fund will vote proxies in a manner that is consistent with its ESG criteria, which may not always be consistent with maximizing short-term performance of the issuer.

15.

Comment: Under “Your Account,” the disclosure states that, “Purchase orders received after 4:00 p.m. from certain processing organizations that have entered into contractual arrangements with the Fund will also receive that day’s offering price provided that the purchase orders the processing organization transmits to the Fund were received by the processing organization in proper form before 4:00 p.m. Likewise, redemption orders received after 4:00 p.m. from certain processing organizations that have entered into contractual arrangements with the Fund will also be redeemed at the NAV computed that day provided that the orders the processing organization transmits to the Fund were received by the processing organization in proper form before 4:00 p.m.” Please define “proper form” in plain English in the prospectus.

Response: The Fund respectfully submits that “proper form” is defined in the SAI. In response to the Staff’s comment, the Fund will add the following definition to the end of the above-referenced disclosure in the prospectus: “To be in proper form, the request must include the shareholder’s taxpayer identification number, account number, Fund number and signatures of all account holders.”

16.

Comment: Under “Investing Through an Intermediary” the disclosure states that, “If you invest through a third party such as a bank, broker-dealer (including through a fund supermarket platform), trust company or other financial intermediary (each of the above, a “Financial Intermediary”), rather than directly with the Fund, certain purchase and redemption policies, fees, and minimum investment amounts may differ from those described in this Prospectus.” It is not clear to the Staff whether this is referring to Rule 22c-2 designated financial intermediaries. If the Fund uses such financial intermediaries, the Staff notes that the intermediary should not have different policies than those of the Fund. Please clarify or remove this language.

Response: The Trust notes that the above-referenced disclosure is intended to put shareholders on notice that the Financial Intermediaries that maintain accounts for shareholders may have their own policies and procedures with respect to those accounts. In response to this comment, the Trust will revise the Fund’s disclosure as follows:

If you invest through a third party such as a bank, broker-dealer (including through a fund supermarket platform), trust company or other financial intermediary (each of the above, a “Financial Intermediary”), rather than directly with the Fund, ~~certain purchase and redemption~~the Financial Intermediary’s transaction policies, fees, and minimum investment amounts ~~may differ from those described in this Prospectus~~will also apply to your investment in the Fund. Please consult with your Financial Intermediary for additional information about their policies.

17.

Comment: Under “Investing Through an Intermediary” the disclosure states that, “Such compensation from the Fund may include, with respect to Class I shares and Class N shares of the Fund, shareholder servicing fees and, with respect to Class N shares, receipt of distribution (12b-1) fees. For more information on 12b-1 fees, see “Distribution and Service (12b-1) Fees” below.” Please clarify this language as it seems as though the Fund is paying fees to Financial Intermediaries beyond Rule 12b-1 fees. In addition, please supplementally confirm to the Staff that SAI disclosure is in compliance with Item 19(g) of Form N-1A.

Response: As described in response to Comment 19 below, certain share classes of the Fund may pay shareholder servicing fees for shareholder servicing provided by Financial Intermediaries. The Trust believes that such payments may be made outside of a Rule 12b-1 Plan (e.g., such shareholder servicing fees are payments for activities that are not primarily intended to result in the sale of Fund shares). As a result, the Trust has determined not to make any changes to the above-reference disclosure at this time.

With respect to the Fund’s disclosure in the SAI, under “Management of the Fund – Rule 12b-1 Distribution and Service Plan,” the Trust has added the table required by Item 19(g)(1) of Form N-1A. The Trust has also added the following disclosure with respect to the anticipated benefits to the Fund that may result from the Plan:

The Plan is designed to promote sales of shares and reduce the amount of redemptions that might otherwise occur if the Plan were not in effect, as well as to compensate brokers and intermediaries for their servicing and maintenance of shareholder accounts. Increasing the Fund’s net assets through sales of shares, or attempting to limit declines in net assets by reducing redemptions, may help reduce the Fund’s expense ratio by spreading the Fund’s fixed costs over a larger base, which may also help reduce the potential adverse effect of selling the Fund’s portfolio securities to meet redemptions.

18.

Comment: Under “Investing Through an Intermediary” the disclosure states that, “These payments are made pursuant to written agreements between the Financial Intermediaries and the Investment Manager, the Distributor and/or the Fund.” Please explain what agreements this is referring to, what the fees are, and whether the Funds are always a party. Please confirm supplementally if the agreements are filed as exhibits to the Fund’s registration statement. If they are not filed, please explain why.

Response: The Trust has reviewed the Fund’s disclosure and believes that it adequately discloses its arrangements with Financial Intermediaries. The Trust notes that the Fund’s Prospectus and SAI include additional disclosure about the Fund’s arrangements with Financial Intermediaries that provide assistance with the servicing of shareholder accounts. In particular, the Prospectus discloses that the services received from Financial Intermediaries include “account maintenance, recordkeeping or sub-accounting, forwarding communications to shareholders, providing shareholders with account statements, transaction processing and customer liaison services” and the SAI states that “The Fund may from time to time make payments to Financial Intermediaries for certain services, such as account maintenance, recordkeeping or sub-accounting, forwarding communications to shareholders, providing shareholders with account statements, transaction processing and customer liaison services. Investors who do not wish to receive the services of a Financial Intermediary may consider investing directly with the Trust.”

While the Fund may be a party to an agreement with a Financial Intermediary, the Fund’s Adviser and/or Distributor are typically also parties. Certain share classes of the Fund may pay shareholder servicing fees for the shareholder servicing provided by Financial Intermediaries and the maximum amount of shareholder servicing fees that shareholders of each class of shares of the Fund may bear is disclosed in the Prospectus under “Additional Information About the Funds – Additional Information About the Fund’s Expenses and Performance” and “Shareholder Guide – Choosing A Share Class.” The Fund believes that such agreements are made in the ordinary course of business and does not view such agreements to be “other material contracts” that are required to be filed as an exhibit to the Fund’s registration statement.

19.

Comment: Under “Limiting Trades” the disclosure states that, “The Fund may refuse a purchase order for any reason and will limit or refuse an exchange request if the Investment Manager believes that a shareholder is engaging in market timing activities that may harm the Fund and its shareholders.” The Staff notes that an exchange has two sides – the redemption and the purchase. With respect to the redemption component, please explain why this is permissible. Please also clarify what is meant by “limit” in plain English.

Response: In response to this Comment, the Fund will revise its disclosure as follows:

The Fund may refuse a purchase order for any reason and will ~~limit or~~ refuse the purchase portion of an exchange request if the Investment Manager believes that a shareholder is engaging in market timing activities that may harm the Fund and its shareholders.

20.

Comment: In the SAI under “Purchase, Redemption and Pricing of Shares” the disclosure states, “The Trust reserves the right to determine which customers and which purchase orders the Trust will accept.” If this is referring to purchase orders received through Rule 22c-1 designated financial intermediaries, please clarify what acceptance this is referring to or remove this disclosure. If a financial intermediary receives a purchase order request on time and in proper form, then the investor should receive that day’s net asset value.

Response: The Trust notes that the above-referenced disclosure is not intended to address the net asset value applicable to a purchase order that is accepted by the Fund or a Financial Intermediary. The language is intended to put shareholders on notice that the Fund does not have an obligation to accept all purchase orders. For example, the Fund’s prospectus states that the Fund may “[r]efuse a buy order for any reason, including your failure to submit a properly completed application.” Therefore, the Fund respectfully declines to make any changes in response to this comment.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	Mark Duggan, Esq.

Maureen M. Kerrigan, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.